Exhibit

Exhibit Description

99.1	Announcement on 2014/08/26: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2014/08/28: Important Resolutions from 12th term 19th Board Meeting

99.3	Announcement on 2014/08/28: To announce related materials on acquisition of the common shares of a new company jointly established with Fujitsu Semiconductor Limited

99.4	Announcement on 2014/08/29: UMC and Fujitsu Semiconductor Limited officially sign technology licensing agreement

99.5	Announcement on 2014/09/01: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2014/09/02: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2014/09/04: UMC will attend investor conferences on 2014/09/11

99.8	Announcement on 2014/09/15: Represent subsidiary HeJian Technology (Suzhou) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2014/09/16: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2014/09/18: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2014/09/19: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2014/09/23: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2014/09/09: August Revenue

99.14	Announcement on 2014/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/08/07~2014/08/26
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 703,430,907 NTD; total transaction price:$ 703,430,907 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

Important Resolutions from 12th term 19th Board Meeting

1. Date of occurrence of the event: 2014/08/28
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved the following important resolution:

(1) Approved the licensing of the Company’s 40nm Low Power technology to Fujitsu Semiconductor Limited, and to form a new joint-venture for semiconductor manufacturing. The investment amount is JPY 5 billion.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of the common shares of a new company jointly established with Fujitsu Semiconductor Limited

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of a new company jointly established with Fujitsu Semiconductor Limited

2. Date of occurrence of the event: 2014/08/28
3. Volume, unit price, and total monetary amount of the transaction: trading volume: 10,000,000 shares; unit price: $500 JPY; total amount: $5,000,000,000 JPY;
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): A new company jointly established with Fujitsu Semiconductor Limited, which is not a related party.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with the contract.
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New shares issuance; Reference for the decision on price: Net assets of the new company; The decision-making department: Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: 10,000,000 Common shares; Total Amount: $5,000,000,000JPY; Shareholding percentage: Approximately 9.3%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 13.01%; Ratio of shareholder’s equity: 18.73%; The operational capital as shown in the most recent financial statement: $48,694,408,000 NTD.
13. Broker and broker’s fee: N/A
14. Concrete purpose or use of the acquisition or disposition: Long term investment
15. Net worth per share of company underlying securities acquired or disposed of: $500 JPY
16. Do the directors have any objection to the present transaction?: No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18. Any other matters that need to be specified: None

Exhibit 99.4

UMC and Fujitsu Semiconductor Limited officially sign technology licensing agreement

1. Date of occurrence of the event: 2014/08/29
2. Counterparty to the contract or commitment: Fujitsu Semiconductor Limited
3. Relationship to the Company: None
4. Starting and ending dates (or rescission date) of the contract or commitment: 2014/08/29
5. Major content (not applicable where rescinded): Please refer to item 9.
6. Restrictive covenants (not applicable where rescinded): In accordance with the agreement.
7. Effect on company finances and business (not applicable where rescinded): Improving company finances and business.
8. Concrete purpose/objective (not applicable where rescinded): UMC has licensed its 40LP (Low Power) process technology to Fujitsu Semiconductor as an expanded process offering for the Company.
9. Any other matters that need to be specified:

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”) and Fujitsu Semiconductor Limited (“Fujitsu Semiconductor”) today announced an agreement for UMC to become a minority shareholder of a newly formed subsidiary of Fujitsu Semiconductor that will include its 300mm wafer manufacturing facility located in Kuwana, Mie, Japan (“the Company”). UMC’s advanced 40nm technology will be also licensed to Fujitsu Semiconductor. The Company will provide high quality foundry services to customers by combining Fujitsu Semiconductor’s low power process and embedded-memory technology with UMC’s foundry expertise and advanced process technology. Under the terms of the agreement, UMC will invest JPY 5 billion as an initial investment by which UMC will subscribe for approximately 9.3% of the Company’s shares.

Po Wen Yen, CEO of UMC, said, “We are continuously exploring ways to expand our operations to increase our customers’ competitiveness while also delivering maximum value to our stakeholders. Partnering with a leading Japanese semiconductor company like Fujitsu Semiconductor for a local joint venture will not only offset the time, risk and cost of building a new fab, but also provide access to another 300mm manufacturing source in addition to UMC’s own 300mm operations in Taiwan and Singapore. With three 300mm operations in different regions throughout Asia, both parties will hold unique positions to be able to serve customers looking to mitigate manufacturing risk, such as Japan’s automotive chip makers, who vigorously seek suppliers that implement robust business continuity plans (BCP). UMC will also be able to leverage this strategic partnership to gain new foundry business within the Japanese market.”

Haruki Okada, President of Fujitsu Semiconductor, said, “Fujitsu has been in search of a partner with whom to jointly operate a new foundry company based on its Mie 300mm wafer fab. I am pleased to announce that Fujitsu Semiconductor and UMC, a leading global semiconductor foundry, have entered into the joint venture agreement. Since Fujitsu Semiconductor and UMC have built up a good relationship while Fujitsu Semiconductor has outsourced its products to UMC for years, I am confident that the joint venture will succeed. The joint venture will provide excellent foundry services to customers, based on a wide variety of CMOS technologies with highly-skilled process developing and porting ability, the 40nm process technology licensed by UMC and high quality manufacturing system certified by automotive customers. I am expecting that the joint venture will be not only one of the best foundry companies in the world, but also a bridge between Taiwan and Japan.”

UMC will license its 40LP (Low Power) process technology to Fujitsu Semiconductor as an expanded process offering for the Company and contribute capital to expand the Company’s 40nm manufacturing capacity. The products currently manufactured by Fujitsu Semiconductor at Mie Fab will be manufactured and delivered by the Company to customers including Fujitsu Semiconductor.

Through this partnership, the new Japan-based joint venture will aim to expand its business globally as a pure-play foundry company by strengthening its production and development capability as well as cost competitiveness.

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/08/22~2014/09/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: a batch; average unit price:$ 837,061,260 NTD; total transaction price:$ 837,061,260 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/08/07~2014/09/02
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: a batch; average unit price:$ 984,365,825 NTD; total transaction price:$ 984,365,825 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

UMC will attend investor conferences on 2014/09/11

1. Date of the investor conference: 2014/09/11
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference: The Company will attend the “Asian Technology Conference 2014”, held by Credit Suisse.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2014/07/30.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.8

Represent subsidiary HeJian Technology (Suzhou) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2014/03/06~2014/09/15
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 570,206,701 NTD; total transaction price:$ 570,206,701 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NIKON PRECISION SHANGHAI CO., LTD; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/08/04~2014/09/16
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: a batch; average unit price:$ 792,647,378 NTD; total transaction price:$ 792,647,378 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/09/01~2014/09/18
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 557,468,850 NTD; total transaction price:$ 557,468,850 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/09/04~2014/09/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 562,778,110 NTD; total transaction price:$ 562,778,110 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/09/19~2014/09/23
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 741,241,875 NTD; total transaction price:$ 741,241,875 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.13

United Microelectronics Corporation
September 9, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
August	Net sales	11,415,416	10,998,405	417,011	3.79%
Year-to-Date	Net sales	90,520,348	82,242,377	8,277,971	10.07%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	42,194,334
Note: On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.14

United Microelectronics Corporation
For the month of August, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of July	Number of shares as
Title	Name	31, 2014	of August 31, 2014	Changes
Vice President	S S Hong	576,406	230,406	(346,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	July 31, 2014	August 31, 2014	Changes
—	—	—	—	—